SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

BlackRock Basic Value Fund, Inc.

Exact Name of Registrant

NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the Township of Plainsboro and the State of New Jersey on the 28th day of October 2008.

BlackRock Basic Value Fund, Inc.
(Name of Registrant)

By:	/s/ Donald C. Burke Name: Donald C. Burke Title: Chief Executive Officer

Attest:	/s/ Denis R. Molleur Name: Denis R. Molleur Title: Assistant Secretary